                                                                    Exhibit 28.1

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   Form 11-K

                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 1998
                          -----------------

Commission File Number 1-5881
                       ------

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
    -----------------------------------------------------------------------
                           (Full Title of the Plan)

                     BROWN & SHARPE MANUFACTURING COMPANY
                              200 Frenchtown Road
                   North Kingstown, Rhode Island 02852-1700
                                (401) 886-2000

        (Name of Issuer and Address of its Principal Executive Office)

                                  SIGNATURES
                                  ----------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in North Kingstown, Rhode Island, on the 17th day of June 1999.
----        ---------

                                           BROWN & SHARPE SAVINGS AND RETIREMENT
                                                   PLAN FOR MANAGEMENT EMPLOYEES


                                           By: /s/ Alfred J. Corso
                                               ------------------------------
                                               Alfred J. Corso
                                               Controller
                                               (Principal Accounting Officer)

      BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES


                               Table of Contents
                               -----------------

                                                                       Page
                                                                       ----

Report of Ernst & Young LLP, Independent Auditors                        4

Audited Financial Statements:

    Statements of Net Assets Available for Plan Benefits
       at December 31, 1998 and 1997                                     5

    Statements of Changes in Net Assets Available for Plan
       Benefits for the Years Ended December 31, 1998 and 1997           5

    Notes to Financial Statements                                     6-15

Supplemental Schedules:

    Line 27a  Schedule of Assets Held for Investment Purposes        16-17

    Line 27d  Schedule of Reportable Transactions                    18-19

Consent of Independent Auditors                                         20

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
               -------------------------------------------------

Brown & Sharpe Savings and Retirement Plan
 for Management Employees Committee
Brown & Sharpe Manufacturing Company

    We have audited the accompanying statements of net assets available for plan benefits of the Brown & Sharpe Savings and Retirement Plan for Management Employees (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 financial statements taken as a whole.


                                                 ERNST & YOUNG LLP

May 21, 1999

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
    -----------------------------------------------------------------------

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
             ----------------------------------------------------


                                                 December 31,
                                                 ------------
                                              1998         1997
                                              ----         ----
Assets:
 Investments (Notes 2 and 5)               $38,064,463  $30,046,038
 Employer contribution receivable            1,247,835      921,526
 Plan loans receivable                         597,970      587,411
                                           -----------  -----------
 Net Assets Available for Plan Benefits    $39,910,268  $31,554,975
                                           ===========  ===========


        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        ---------------------------------------------------------------

                                                For the years ended December 31,
                                                --------------------------------
                                                        1998          1997
                                                    ------------  ------------
Additions
---------
Contributions
    Employer                                         $ 1,866,590   $ 1,172,444
    Employee                                           2,294,964     1,734,086
                                                     -----------   -----------
                                                       4,161,554     2,906,530
Investment income
    Interest and dividends                             2,356,187     2,071,943

Net realized/unrealized appreciation
    in fair value of investments                       2,506,184     1,601,420
                                                     -----------   -----------
Total additions                                        9,023,925     6,579,893

Deductions
----------
   Payments to participants                           (1,044,489)   (5,311,300)
   Fees                                                   (1,702)       (1,151)
                                                     -----------   -----------
Total deductions                                      (1,046,191)   (5,312,451)

Transfers
---------
     From Brown & Sharpe Employee Stock Owner-
        ship and Profit Participation Plan (ESOP)         28,923        59,406
     From Brown & Sharpe Savings
        and Retirement Plan (SARP)                       348,636        89,769
     Transfers from other plans (Note 1)                       -     2,020,639
                                                     -----------   -----------
Net transfers                                            377,559     2,169,814
                                                     -----------   -----------

Net increase                                           8,355,293     3,437,256
Net assets, beginning of year                         31,554,975    28,117,719
                                                     -----------   -----------
Net assets, end of year                              $39,910,268   $31,554,975
                                                     ===========   ===========

See notes to the financial statements.

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
                         Notes To Financial Statements
                         -----------------------------

                    Years Ended December 31, 1998 and 1997
                    --------------------------------------

1.    Plan Description
      ----------------

      The following description of The Brown & Sharpe Savings and Retirement Plan for Management Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for more complete details.

      General
      -------

      The Plan is a defined contribution plan covering all eligible full-time salaried employees of Brown & Sharpe Manufacturing Company (the "Company") and its affiliated companies who participate in the Plan. Such employees are immediately eligible to make deferred salary contributions to the Plan. Prior to January 1, 1998, one year of service was required to become a participant receiving Company contributions. Beginning on January 1, 1998, six months of service is required to become a participant receiving Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      In July 1997, the Company purchased the remaining 50 percent interest in its joint venture with Automation Software, Inc. In October 1997, $2,020,639 of net assets were transferred from Automation Software, Inc. into the Plan.

      Contributions
      -------------

      The Plan permits a participant to make deferred salary contributions to the Plan up to 16% of compensation up to a maximum of $10,000 in 1998 and $9,500 in 1997, (indexed in future years) which is not subject to federal income tax until distributed. Contributions are invested at the direction of the employee in one or more investment alternatives, or "Funds," as described below.

      The Company may, at the discretion of the Board of Directors, make a supplemental contribution of 4% of annual compensation plus 4% of the amount over the Social Security wage base to the account of each participant to be invested as instructed by the participant. The Company's supplemental contributions for 1998 and 1997 were $1,247,835 and $921,524, respectively.

      In addition, the Plan provides for a Company contribution, or subsidy, equal to one-quarter of the amount of each deferred salary contribution invested directly in the Company Stock Fund. Such Company contributions for 1998 and 1997 were $20,590 and $14,295, respectively.

      In addition, at the discretion of the Board of Directors, the Company may make a matching contribution equal to a percentage not to exceed 25% of the elective contribution, disregarding any elective contribution in excess of 6% of such eligible participant's salary for such Plan year. Such contributions for 1998 and 1997 were $598,165 and $236,625, respectively. On January 1, 1998, the Company agreed to make matching contributions with each pay period employee contribution.

      Participant Accounts
      --------------------

      A separate account is established for each participant when enrolled in the Plan. Each participant's account is credited with (a) participant salary deferrals, (b) Company contributions and (c) Plan

                   -----------------------------------------
                    Years Ended December 31, 1998 and 1997
                    --------------------------------------

    earnings. Guaranteed interest contract account earnings are valued on a monthly basis and are allocated to participants based on a pro rated basis.


    Investments
    -----------

    The Plan assets are held in a trust administered by Putnam Fiduciary Trust Company as Trustee.

    Participants direct the trustee to deposit contributions in one or more of the following investment alternatives in multiples of 10%:

    (1) Putnam New Opportunities Fund invests in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth potential; (2) the Company Stock Fund, managed by Putnam Investments, consisting of Brown & Sharpe common stock; (3) the Putnam Voyager Fund, invests in a combination of stocks of small companies expected to grow over time as well as stocks of larger, more established corporations; (4) the Putnam Fund for Growth & Income, invests mainly in attractive priced stocks of companies that offer long-term growth potential while also providing income; (5) The George Putnam Fund of Boston, invests in stocks and corporate and government bonds, providing a balanced way to pursue long-term rewards; (6) the Brown & Sharpe Stable Value Fund, consisting of guaranteed investment contracts issued by American International Life Assurance Company of New York, and the Putnam Stable Value Fund, managed by Putnam Investments. This guaranteed investment contract under which the issuer has agreed to pay the investor a guaranteed rate of interest over terms ranging from 3 to 5 years matures on December 31, 1998. The contract automatically terminates at maturity date. A penalty is imposed upon early termination of the contract. The issuer of this contract is an insurance company, and because of this, the contract is more susceptible to factors adversely affecting the insurance industry than similar contracts issued by parties other than insurance companies. The average interest rate of the fund was 6.14% in 1998. The interest rate adjusts monthly. Transfers between investment funds can be made subject to certain rules.

    In 1998 the Plan added five new funds. They are: (1) Putnam Asset Allocation - Growth Portfolio, invests in equities and fixed income securities. The fund is weighted more toward equity investments that traditionally return more than fixed income securities. (2) Putnam Asset Allocation - Balanced Portfolio, that invests in equities and fixed income securities. The fund takes a balanced approach between equities and fixed income investments regarding investment philosophy. (3) Putnam Asset Allocation - Conservative Portfolio, invests in equity and fixed income securities weighted more towards the fixed income securities. (4) Putnam Diversified Income Trust, seeks income consistent with preservation of capital. The fund invests in fixed income securities such as U.S. Government obligation, lower rated U.S. corporate debt and debt obligations of foreign governments. (5) Putnam International Growth, invests in equities of companies located outside of the United States.

    The Company pays substantially all of the expenses associated with administering this Plan.

    Benefits
    --------

    A participant is always vested 100% in deferred salary contributions and Company stock purchased at a discount and becomes 100% vested in Company contributions after 3 years of service. On January 1, 1998, the Company changed the vesting schedule to 5 years graduated 20 percent per year. If the participant's service date was before January 1, 1998 and was not vested then the vesting schedule is a three year schedule at 20 percent for the first two years and 100% in the third year.

                   -----------------------------------------
                    Years Ended December 31, 1998 and 1997
                    --------------------------------------


    Upon termination of service, participants are eligible to receive the vested value of their account in a lump sum payment or, if retired, in equal annual installments over a 10-year period or deferred until a future date no later than age 70-1/2.

    Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

2.  Summary of Significant Accounting Policies
    ------------------------------------------

    The preparation of financial statements in accordance with GAAP requires the use of management's estimates. Actual amounts could differ from these estimates.

    Investments, other than insurance contracts, are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in guaranteed interest contracts with insurance companies and the Putnam Stable Value Fund are stated at contract value defined as cost plus accrued interest less distributions to date, which approximates fair value. The Plan loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis. The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

3.  Tax Status
    ----------

    The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


4.  Plan Termination
    ----------------

    The Company adopted this Plan with a view to maintaining it permanently. However, the Company reserves the right to modify or amend the Plan from time to time, or to terminate the Plan, and to discontinue making contributions temporarily or permanently depending upon business and economic conditions. The Company cannot amend the Plan so as to deprive any participant of benefits already accrued under the Plan at the time of amendment, nor can the Company take back any contributions which it has made to the Plan except in limited circumstances involving factual error or contributions thought to be deductible which are not deductible. Should the Plan terminate, accounts would become fully vested, regardless of years of service, and would be paid to participants as directed by the Committee administering the Plan.

                   -----------------------------------------
                    Years Ended December 31, 1998 and 1997
                    --------------------------------------

5.  Investments
    -----------

    Investments held at December 31, 1998 and 1997 are as follows:


Description
-----------
                                                        1998           1997
                                                        ----           ----
Investments stated at fair value:
 Company common stock                               $ 1,526,823    $ 1,616,375
 Putnam Stable Value Fund                             4,925,712      3,333,527
 The George Putnam Fund of Boston                     5,681,762      4,982,088
 Putnam Fund for Growth & Income                      7,300,299      6,089,609
 Putnam Voyager Fund                                  7,436,449      5,687,376
 Putnam New Opportunities Fund                       10,347,530      6,714,154
 Putnam Diversified Income Trust                         57,915              -
 Putnam Asset Allocation - Growth Portfolio              17,626              -
 Putnam Asset Allocation - Balanced Portfolio            29,430              -
 Putnam International Growth Fund                       229,546              -
 Putnam Asset Allocation - Conservative Portfolio         3,280              -


Investments stated at contract value:
 Guaranteed interest contracts
   American International Life Assurance
     Company Contract #18181-M                          508,091      1,622,909
                                                    -----------    -----------
Total investments                                   $38,064,463    $30,046,038
                                                    ===========    ===========


                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------


6.  Allocation of Statements of Net Assets Available for Plan Benefits and
    ----------------------------------------------------------------------
    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------

 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1998, WITH
 ------------------------------------------------------------------------------
                                FUND INFORMATION
                                ----------------

                                                                               Putnam
                                                  Brown & Sharpe   George     Growth &     Putnam      Putnam New
                               Plan      Company   Stable Value    Putnam      Income      Voyager    Opportunities     Sub
                               Loans   Stock Fund     Fund          Fund        Fund        Fund         Fund          Total
                             --------  ----------  ------------   ----------  ----------  ----------  -------------  -----------
Assets:
Investments                  $      -  $1,526,823   $5,433,803  $5,681,762  $7,300,299  $7,436,449    $10,347,530  $37,726,666
Employer contribution
 receivable                         -      43,776      279,980      96,596     208,763     225,229        363,423    1,217,767
Plan loans receivable         597,970           -            -           -           -           -              -      597,970
                             --------  ----------   ----------  ----------  ----------  ----------    -----------  -----------
Net  Assets Available for
 Plan Benefits               $597,970  $1,570,599   $5,713,783  $5,778,358  $7,509,062  $7,661,678    $10,710,953  $39,542,403
                             ========  ==========   ==========  ==========  ==========  ==========    ===========  ===========


                                    --------------------------------------------------------------------------------

                                Putnam    Putnam Asset   Putnam Asset                 Putnam Asset
                             Diversified   Allocation     Allocation      Putnam       Allocation
                                Income      Growth         Balanced    International  Conservative      Sub
                                Trust        Fund         Portfolio     Growth Fund     Portfolio       Total         Total
                             -----------    -------      ----------    -------------  ------------- ------------  ------------
Assets:
Investments                   $57,915       $17,626         $29,430         $229,546         $3,280     $337,797   $38,064,463
Employer contribution
 receivable                     3,516         3,646           1,246           19,478          2,182       30,068     1,247,835
Plan loans receivable               -             -               -                -              -            -       597,970
                              -------       -------         -------         --------         ------     --------   -----------
Net  Assets Available for
 Plan Benefits                $61,431       $21,272         $30,676         $249,024         $5,462     $367,865   $39,910,268
                              =======       =======         =======         ========         ======     ========   ===========


                   -----------------------------------------
                    Years Ended December 31, 1998 and 1997
                    --------------------------------------


STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1997, WITH
------------------------------------------------------------------------------
                               FUND INFORMATION
                               ----------------

                                                                                     Putnam
                                                        Brown & Sharpe  George      Growth &     Putnam    Putnam New
                                  Plan         Company   Stable Value   Putnam       Income     Voyager   Opportunities
                                 Loans       Stock Fund     Fund         Fund         Fund        Fund        Fund         Total
                             --------------  ----------  ----------  ------------  ----------  ----------  ----------  -------------
Assets:
Investments                       $       -  $1,616,375  $4,956,436    $4,982,088  $6,089,609  $5,687,376  $6,714,154    $30,046,038
Employer contribution
 receivable                               -      26,463     186,980        68,693     171,156     177,767     290,467        921,526
Plan loans receivable               587,411           -           -             -           -           -           -        587,411
                             --------------  ----------  ----------  ------------  ----------  ----------  ----------  -------------
Net  Assets Available for
 Plan Benefits                    $ 587,411  $1,642,838  $5,143,416    $5,050,781  $6,260,765  $5,865,143  $7,004,621    $31,554,975
                             ==============  ==========  ==========  ============  ==========  ==========  ==========  =============

                   -----------------------------------------
                    Years Ended December 31, 1998 and 1997
                    --------------------------------------


  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR
  ---------------------------------------------------------------------------
                ENDED DECEMBER 31, 1998, WITH FUND INFORMATION
                ----------------------------------------------

                                               Brown & Sharpe     George         Putnam         Putnam       Putnam New
                       Plan        Company      Stable Value      Putnam     Growth & Income    Voyager     Opportunities     Sub
                      Loans      Stock Fund        Fund            Fund           Fund           Fund           Fund         Total
                    ---------  --------------- --------------  -------------- -------------  -------------- -------------  ---------
Additions
---------
Contributions
 Employer           $       -    $   86,418     $  343,106     $  146,048     $  329,085     $  345,850   $   571,123    $1,821,630
 Employee                   -       108,372        194,323        166,743        427,967        532,976       813,624     2,244,005
 Loan repayments     (238,814)        4,924         53,902         13,562         88,617         28,277        44,820        (4,712)
                    ---------    ----------     ----------     ----------     ----------     ----------   -----------   -----------
                     (238,814)      199,714        591,331        326,353        845,669        907,103     1,429,567     4,060,923
Investment
 income
 Interest and
  dividends                 -         1,176        334,469        525,678        654,830        496,514       330,536     2,343,203

Net realized/
 unrealized
 appreciation
  (depreciation)
 in fair value of
  investments               -      (296,145)             -         25,385        306,056        904,198     1,562,113     2,501,607
                    ---------    ----------     ----------     ----------     ----------     ----------   -----------   -----------
Total additions
 (deductions)        (238,814)      (95,255)       925,800        877,416      1,806,555      2,307,815     3,322,216     8,905,733

Disbursements
-------------
 Payments to
 participants          21,880        49,355        203,799         50,438        175,650        340,493       202,874     1,044,489
 Loans to
  participants       (265,093)       15,136         22,981         35,830         48,122         68,834        74,190             -
 Fees                       -            15            247            222            369            348           493         1,694
                    ---------    ----------     ----------     ----------     ----------     ----------   -----------   -----------
Total
(disbursements)
 additions           (243,213)       64,506        227,027         86,490        224,141        409,675       277,557    1,046,183

Transfers
---------
  Transfers from
   ESOP                     -             -              -              -          2,918          5,384        17,179        25,481
  Transfers (to)
   from SARP            6,160        34,754         35,605         75,970         38,416         53,177       104,554       348,636
  Transfers between
   funds                    -        52,768       (164,011)      (139,319)      (375,451)      (160,166)      539,940      (246,239)
                    ---------    ----------     ----------     ----------     ----------     ----------   -----------   -----------
Net transfers           6,160        87,522       (128,406)       (63,349)      (334,117)      (101,605)      661,673       127,878
                    ---------    ----------     ----------     ----------     ----------     ----------   -----------   -----------
Net increase
 (decrease)            10,559       (72,239)       570,367        727,577      1,248,297      1,796,535     3,706,332     7,987,428
Net assets,
 beginning of year    587,411     1,642,838      5,143,416      5,050,781      6,260,765      5,865,143     7,004,621    31,554,975
                    ---------    ----------     ----------     ----------     ----------     ----------   -----------   -----------
Net assets, end
 of year            $ 597,970    $1,570,599     $5,713,783     $5,778,358     $7,509,062     $7,661,678   $10,710,953   $39,542,403
                    =========    ==========     ==========     ==========     ==========     ==========   ===========   ===========

                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------


  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR
  ---------------------------------------------------------------------------
                 ENDED DECEMBER 31, 1998, WITH FUND INFORMATION
                 ----------------------------------------------

                                Putnam     Putnam Asset  Putnam Asset                 Putnam Asset
                             Diversified    Allocation    Allocation      Putnam       Allocation
                                Income        Growth      Balanced     International  Conservative       Sub
                                Trust          Fund       Portfolio     Growth Fund     Portfolio       Total          Total
                             ------------   -----------  -----------   -------------  -------------  ------------  --------------
Additions
---------
Contributions
 Employer                        $ 5,029       $ 5,736     $ 2,514        $ 29,171       $ 2,510       $ 44,960     $ 1,866,590
 Employee                          5,407        10,416       7,183          25,679         2,274         50,959       2,294,964
 Loan repayments                   3,169             -           -           1,254           289          4,712               -
                                 -------       -------     -------        --------       -------       --------     -----------
                                  13,605        16,152       9,697          56,104         5,073        100,631       4,161,554
Investment income
 Interest and dividends            1,842           432         736           9,461           513         12,984       2,356,187

Net realized/unrealized
  appreciation
   (depreciation)
 in fair value of
  investments                     (6,120)          913        (876)          8,463         2,197          4,577       2,506,184
                                 -------       -------     -------        --------       -------       --------     -----------

Total additions
 (deductions)                      9,327        17,497       9,557          74,028         7,783        118,192       9,023,925



Disbursements
-------------
Payments to participants               -             -           -               -             -              -       1,044,489
Loans to participants                  -             -           -               -             -              -               -
Fees                                   -             -           -               8             -              8           1,702
                                 -------       -------     -------        --------       -------       --------     -----------
Total (disbursements)
 additions                             -             -           -               8             -              8       1,046,191

Transfers
  Transfers from ESOP                253         1,147         261           1,528           253          3,442          28,923
  Transfers (to) from SARP             -             -           -               -             -              -         348,636
  Transfers between funds         51,851         2,628      20,858         173,476        (2,574)       246,239               -
                                 -------       -------     -------        --------       -------       --------     -----------
Net transfers                     52,104         3,775      21,119         175,004        (2,321)       249,681         377,559
                                 -------       -------     -------        --------       -------       --------     -----------
Net increase (decrease)           61,431        21,272      30,676         249,024         5,462        367,865       8,355,293
Net assets, beginning of year          -             -           -               -             -              -      31,554,975
                                 -------       -------     -------        --------       -------       --------     -----------

Net assets, end of year          $61,431       $21,272     $30,676        $249,024       $ 5,462       $367,865     $39,910,268
                                 =======       =======     =======        ========       =======       ========     ===========


                   -----------------------------------------
                     Years Ended December 31, 1998 and 1997
                     --------------------------------------


  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR
  ---------------------------------------------------------------------------
                ENDED DECEMBER 31, 1997,  WITH FUND INFORMATION
                -----------------------------------------------


                                                  Brown & Sharpe      George        Putnam       Putnam      Putnam New
                         Plan           Company     Stable Value      Putnam    Growth & Income  Voyager   Opportunities
                        Loans         Stock Fund        Fund           Fund          Fund         Fund         Fund        Total
                        -----         ----------  --------------      ------    ---------------  -------   --------------  -----
Additions
---------
Contributions
    Employer            $       -     $   49,341     $  223,692     $   87,302    $ 213,511    $ 225,769    $ 372,829    $1,172,444
    Employee                    -         62,170        208,833        156,248      336,276      367,710      602,849     1,734,086
    Loan repayments      (144,472)         1,928         25,713          8,890       32,457       25,295       50,189             -
                       ----------    -----------    -----------    -----------    ---------   ----------   ----------    ----------
                         (144,472)       113,439        458,238        252,440      582,244      618,774    1,025,867     2,906,530
Investment income
    Interest and
     dividends                 -             455        333,334        459,632      776,148      339,281      163,093     2,071,943
Net realized/
 unrealized
     appreciation
      (depreciation)
    in fair value of
     investments               -        (567,813)             -        395,110      270,957      637,170      865,996     1,601,420
                       ----------    -----------    -----------    -----------    ---------   ----------   ----------    ----------

Total additions
 (deductions)           (144,472)       (453,919)       791,572      1,107,182    1,629,349    1,595,225    2,054,956     6,579,893

Disbursements
-------------
    Payments to
     participants        (25,692)       (151,393)    (2,204,242)    (1,184,996)    (879,065)    (442,062)    (423,850)   (5,311,300)
    Loans to
     participants        218,702            (712)       (45,751)       (20,598)     (29,513)     (38,734)     (83,394)            -
    Forfeitures                -          (3,311)         8,197         (1,377)        (274)        (439)      (2,796)            -
    Fees                       -               -           (244)          (138)        (222)        (196)        (351)       (1,151)
                       ----------    -----------    -----------    -----------    ---------   ----------   ----------    ----------
Total (disbursements)
 additions               193,010        (155,416)    (2,242,040)    (1,207,109)    (909,074)    (481,431)    (510,391)   (5,312,451)

Transfers
---------
  Transfers
   from ESOP                   -               -          3,084         10,730       27,921        2,488       15,183        59,406
  Transfers
   (to) from SARP              -          10,229         50,676         10,956        1,893       16,179         (164)       89,769
  Transfers from
   another Plan           51,267               -        287,147         75,055      442,904      557,288      606,978     2,020,639
  Transfers between
   funds                       -        (408,098)      (366,074)        96,110      406,520      242,966       28,576             -
                       ----------    -----------    -----------    -----------    ---------   ----------   ----------    ----------
Net transfers              51,267       (397,869)       (25,167)       192,851      879,238      818,921      650,573     2,169,814
                       ----------    -----------    -----------    -----------    ---------   ----------   ----------    ----------
Net increase

 (decrease)                99,805     (1,007,204)    (1,475,635)        92,924    1,599,513    1,932,715    2,195,138     3,437,256
Net assets, beginning
 of year                  487,606      2,650,042     6 ,619,051      4,957,857    4,661,252    3,932,428    4,809,483    28,117,719
                       ----------    -----------    -----------    -----------    ---------   ----------   ----------    ----------

Net assets, end of
 year                    $587,411     $1,642,838     $5,143,416     $5,050,781   $6,260,765   $5,865,143   $7,004,621   $31,554,975
                       ==========    ===========    ===========    ===========    =========   ==========   ==========    ==========

                    Years Ended December 31, 1998 and 1997

7.  Transactions with Parties-In-Interest
    -------------------------------------

     The Plan invests in mutual funds managed by Putnam Investments, who is also the Plan's recordkeeper and trustee. Therefore, these transactions qualify as party-in-interest. There were no other party-in-interest transactions that were prohibited by ERISA Section 406 and for which there was no statutory or administrative exemption.

     The following summarizes activity related to Brown & Sharpe capital stock during the years ended December 31, 1998 and 1997:

                                                                      1998                              1997
                                                                      ----                              ----
                                                             Shares           Amount           Shares          Amount
                                                             ------           ------           ------          ------
Brown & Sharpe Manufacturing Company
------------------------------------
     Purchases of capital stock                             233,123.44       $2,244,555       19,670.12       $243,824
     Distributions of capital stock to participants          49,364.55           42,419        6,285.00         93,459
     Sales of capital stock, at market value                151,568.59        1,995,553       42,190.00        590,722

8.  Year 2000 (unaudited)
    ---------------------

     The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

     For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modifications of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completely timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                            SUPPLEMENTAL SCHEDULES
                            ----------------------

      Brown & Sharpe Savings and Retirement Plan for Management Employees
                     EIN No. 05-0113140       Plan No. 002
          Line 27a    Schedule of Assets Held for Investment Purposes
                               December 31, 1998


Shares or Face Value    Description                                              Current Value                Cost
==============================================================================================================================
                            The George Putnam Fund of Boston *
314,953.570 shares          Balanced fund consisting of stocks and corporate       $  5,681,762           $  5,279,936
                            and government bonds

                            Putnam New Opportunities Fund *
177,092.752 shares          Long-term growth funds consisting of stock of            10,347,530              8,055,324
                            certain emerging industry groups that in Putnam
                            Investments' view offer long-term growth potential

                            Putnam Voyager Fund *
339,254.069 shares          A combination of stocks of small companies expected       7,436,449              6,113,869
                            to grow over time in addition to stocks of larger more
                            established corporations

                            Brown & Sharpe Company Stock Fund *
190,852.833 shares          Consisting of 190,852.833 shares of Brown & Sharpe        1,526,823              1,855,476
                            Class A & B Common Stock

                            Putnam Fund for Growth & Income *
356,285.942 shares          A combination of attractive priced stocks of              7,300,299              6,758,528
                            companies viewed by Putnam to offer long-term growth
                            potential while also providing income

                            Brown & Sharpe Stable Value Fund
$508,091 face value         American International Life Assurance Company               508,091                508,091
4,925,712 shares            Putnam Stable Value Fund*                                 4,925,712              4,925,712
                                                                                    -----------            -----------
                                                                                      5,433,803              5,433,803
                                                                                    -----------            -----------
SUB TOTAL ASSETS HELD FOR INVESTMENTS                                               $37,726,666            $33,496,936
                                                                                    ===========            ===========

*Identifies party-in-interest to the Plan

      Brown & Sharpe Savings and Retirement Plan for Management Employees
                     EIN No. 05-0113140       Plan No. 002
    Line 27a    Schedule of Assets Held for Investment Purposes (continued)
                               December 31, 1998


Shares or Face Value    Description                                              Current Value                Cost
==============================================================================================================================
                            Putnam Diversified Income Trust *
5,036.107 shares            Seeks income consistent with preservation             $   57,915               $   60,870
                            of capital.  The fund invests in fixed income
                            securities such as  U.S. Government obligations,
                            lower rated U.S. corporate debt and debt
                            obligations of foreign governments.

                            Putnam Asset Allocation - Growth Portfolio *
1,293.188 shares            Invests in equities and fixed income securities.          17,626                   16,810
                            The fund is weighted more toward equity investments
                            that traditionally return more than fixed income
                            securities

                            Putnam Asset Allocation - Balanced Portfolio *
2,450.498 shares            Invests in equities and fixed income securities.          29,430                   29,446
                            The fund takes a balanced approach between equities
                            and fixed income investments regarding investment
                            philosophy.

                            Putnam Asset Allocation - Conservative Portfolio *
315.972 shares              Invests in equity and fixed income securities
                            weighted more towards the fixed income securities.         3,280                    3,233

                            Putnam International Growth Fund *
11,936.880 shares           Invests in companies located outside of the United       229,546                  222,374
                            States.

$597,970                    Plan Loan Receivable           7% to 10.25%              597,970                        -
                                                                                 -----------              -----------
TOTAL ASSETS HELD FOR INVESTMENTS                                                $38,662,433              $33,829,669
                                                                                 ===========              ===========

* Identifies party-in-interest to the Plan

      BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
                     EIN No. 05-0113140       Plan No. 002
                LINE 27d    SCHEDULE OF REPORTABLE TRANSACTIONS
                    For the Year Ended December 31, 1998
                    ------------------------------------

Category (iii)  A series of securities transactions in excess of 5% of beginning
--------------------------------------------------------------------------------
of year net assets
------------------

                                                                                                       Current Value of
                                                                                                       ----------------
Identity of Party Involved   Description of Assets  Purchase Price   Selling  Price  Cost of Asset   Asset on Transaction   Net Gain
--------------------------   ---------------------  --------------   --------------  -------------   --------------------   --------
                                                                                                            Date             (Loss)
                                                                                                            ----             ------
Putnam Fiduciary Trust
Company                      The George Putnam Fund
                             of Boston *
                             Purchased  89,834.462
                             shares in
                             105 transactions           $1,641,408                -     $1,641,408            $1,641,408          -

                             Sold 51,971.460 shares
                             in 75 transactions                  -       $  967,120        934,703               967,120    $32,417

                             Putnam Fund for Growth
                             and Income *
                             Purchased 196,327.821
                             shares in 157
                             transactions                3,960,462                -      3,960,462             3,960,462          -

                             Sold 151,690.250
                             shares in 123
                             transactions                        -        3,055,828      3,010,239             3,055,828     45,589

                             Putnam Voyager Fund *
                             Purchased 154,693.346
                             shares in 148
                             transactions                3,122,169                -      3,122,169             3,122,169          -

                             Sold 113,989.220
                             shares in 117
                             transactions                        -        2,277,294      2,210,506             2,277,294     66,788


     BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
                     EIN No. 05-0113140    Plan No. 002
                     SCHEDULE OF REPORTABLE TRANSACTIONS
                     For the Year Ended December 31, 1998
                     ------------------------------------


Category (iii)  A series of securities transactions in excess of 5% of beginning
--------------------------------------------------------------------------------
of year net assets (continued)
------------------------------

                                                                                                       Current Value of
                                                                                                       ----------------
Identity of Party Involved    Description of Assets     Purchase Price  Selling Price  Cost of Asset  Asset on Transaction  Net Gain
---------------------------  ------------------------   --------------  -------------  -------------  --------------------  --------
                                                                                                              Date           (Loss)
                                                                                                              ----           ------
                             Putnam Stable Value
                             Fund *
                             Purchased 9,183,679.250
                             shares in
                             214 transactions                $9,183,679              -     $9,183,679       $9,183,679           -

                             Sold 8,706,311.750
                             shares in 146
                             transactions                             -     $8,706,312      8,706,312        8,706,312           -

                             Putnam New Opportunities
                             Fund *
                             Purchased 110,714.219
                             shares in
                             169 transactions                 5,654,198              -      5,654,198        5,654,198           -

                             Sold 71,630.800
                             shares in 126
                             transactions                             -      3,582,935      3,529,007        3,582,935   $  53,928

                             Putnam International Growth
                             Fund *
                             Purchased 111,816.470
                             shares in 112
                             transactions                     2,048,578              -      2,048,578        2,048,578           -

                             Sold 99,879.590
                             shares in 32
                             transactions                             -      1,827,495      1,826,204        1,827,495       1,291

                             Brown & Sharpe Stock Fund *
                             Purchased 233,123.444
                             shares in
                             111 transactions                 2,244,555              -      2,244,555        2,244,555           -

                             Sold 200,933.140 shares
                             in 70 transactions                       -      2,037,972      1,993,790        2,037,972      44,182

*  Identifies party-in-interest to the Plan

There were no category (i), (ii) or (iv) transactions for the year ended December 31, 1998.

                        Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-77575, and 33-23603) pertaining to the Brown & Sharpe Savings and Retirement Plan for Management Employees of Brown & Sharpe Manufacturing Company of our report dated May 21, 1999, with respect to the financial statements and schedules of the Brown & Sharpe Savings and Retirement Plan for Management Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                  ERNST & YOUNG LLP



Providence, Rhode Island
June 22, 1999